Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-234218) on Form S-3 and in registration statements (Nos. 333-205105 and 333-224986) on Form S-8 of our report dated February 23, 2022, except for the first paragraph of Note 2(a) and Note 16, which is as of September 27, 2022, with respect to the consolidated financial statements and financial statement schedule IV – Mortgage Loans on Real Estate of MFA Financial, Inc. and our report dated February 23, 2022 with respect to the effectiveness of internal control over financial reporting.

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses.

/s/ KPMG LLP

New York, New York
September 27, 2022